Exhibit 21.1 Subsidiaries of Skye International, Inc.

SKYE INTERNATIONAL, INC.

Schedule of Subsidiaries

Subsidiary Name	State of Incorporation	Percent Owned by Skye

Envirotech Systems Worldwide, Inc.	Arizona	100%

Ion Tankless, Inc.	Arizona	100%

Valeo Industries, Inc.	Nevada	100%